Exhibit 99.1

Ascentage Pharma Presents Results from Five Preclinical Studies at 2025 American Association of Cancer Research (AACR) Annual Meeting, Highlighting Strong Synergistic Effects of Olverembatinib Combined with Lisaftoclax

ROCKVILLE, MD, and SUZHOU, China, April 28, 2025—Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily for hematological malignancies, today announced that it has presented results from five preclinical studies during poster presentations at the 2025 American Association for Cancer Research (AACR) Annual Meeting, taking place April 25-30, 2025, in Chicago, Illinois, USA.

These poster presentations feature five of the company’s drug candidates: novel tyrosine kinase inhibitor (TKI) olverembatinib (HQP1351), Bcl-2 inhibitor lisaftoclax (APG-2575), FAK/ALK/ROS1 TKI APG-2449, embryonic ectoderm development (EED) inhibitor APG-5918, and IAP antagonist AS03157.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “The encouraging data from our investigational assets, presented at this year’s AACR Annual Meeting, are another testament to our strong and innovative pipeline. In particular, the combination of olverembatinib and lisaftoclax, two of our key drug candidates, has demonstrated strong synergistic effects in preclinical models of acute myeloid leukemia and T-cell acute lymphoblastic leukemia. These preclinical studies are expected to complement and further catalyze our clinical development. Moving forward, we will actively advance the clinical development of these programs in order to bring more treatment options to patients in need.”

Detailed data presented at this year’s AACR Annual Meeting are as follows:

Olverembatinib (HQP1351) in combination with lisaftoclax (APG-2575) overcomes venetoclax resistance in preclinical models of acute myeloid leukemia (AML)

●	Abstract#: 5652

●	Session: Novel Antitumor Agents 3

Introduction:

●	Combining Bcl-2 inhibitor venetoclax with hypomethylating agents is the standard of care for patients with AML who are older or ineligible for intensive chemotherapy. However, resistance to venetoclax is a major clinical challenge, necessitating alternative therapeutic options.

●	Olverembatinib, a multikinase inhibitor, targets kinases associated with leukemogenesis and venetoclax resistance in AML, including FLT3, cKIT, PDGFR, Src family kinases, PI3K, and FGFR.

●	Lisaftoclax is an investigational, novel, selective Bcl-2 inhibitor currently being tested clinically for several hematologic malignancies, including relapsed/refractory AML.

●	In this study, we evaluated the effects of olverembatinib combined with lisaftoclax in venetoclax-resistant (VEN-R) AML models.

Summary:

●	In VEN-R AML cell lines, the combination of olverembatinib and lisaftoclax synergistically inhibited cellular proliferation and induced cellular apoptosis. Olverembatinib in combination with lisaftoclax synergistically suppressed tumor growth in a MOLM-13-VEN-R AML xenograft model in vivo.

●	Mechanistically, western blot analysis revealed that the combination synergistically downregulated several leukemogenic signaling pathways, including those associated with venetoclax resistance, such as FLT3, AKT, MCL-1, and activated apoptosis.

●	In summary, olverembatinib in combination with lisaftoclax overcame venetoclax resistance in preclinical AML models, warranting further clinical investigation as a new therapeutic strategy for VEN-R AML.

Effects of olverembatinib (HQP1351) in combination with BCL-2 inhibitor lisaftoclax (APG-2575) in T-cell acute lymphoblastic leukemia (T-ALL)

●	Abstract#: 5648

●	Session: Novel Antitumor Agents 3

Introduction:

●	T-ALL is a high-risk hematologic cancer arising from malignant transformation of T-cell progenitors, affecting approximately 15% of newly diagnosed pediatric and 25% of adult ALL cases. Survival in patients with relapsed or refractory disease is poor, with limited treatment options. Some T-ALL subtypes depend on pre-TCR/Src signaling and antiapoptotic Bcl-2 family proteins for growth and survival.

●	Olverembatinib, a novel multikinase inhibitor, targets oncogenic Src-family kinases (Lck, Fyn, and YES1), which are essential for T-cell differentiation, survival, and activation.

●	Lisaftoclax is a novel Bcl-2 inhibitor under investigation in late-stage clinical trials for multiple hematologic malignancies.

●	We evaluated antitumor effects of olverembatinib combined with lisaftoclax in human T-ALL cell lines and xenograft models and explored potential mechanisms of action.

Summary:

●	Olverembatinib in combination with lisaftoclax synergistically inhibited proliferation and augmented apoptosis in T-ALL cells in vitro. The combination synergistically suppressed tumor growth in a MOLT4 xenograft model in vivo.

●	Mechanistically, olverembatinib inhibited Lck phosphorylation, and when combined with lisaftoclax, synergistically reduced downstream NF-kB p65 and BCL-xL, which is typically upregulated in T-ALL. The combination also downregulated phosphorylation of AKT and GSK3b kinases, resulting in degradation of MCL-1 and c-MYC, an essential pro-oncogenic protein in T-ALL.

●	In summary, our findings provide a scientific rationale for further clinical evaluation of this novel combination therapy in patients with T-ALL.

Embryonic ectoderm development protein (EED) inhibitor APG-5918 exhibits potent antitumor activity and synergizes with androgen receptor (AR) inhibitor enzalutamide in preclinical prostate cancer (PCa) models

●	Abstract#: 446

●	Session: Experimental and Molecular Therapeutics

Introduction:

●	Castration-resistant prostate cancer (CRPC) remains incurable due to resistance to therapies including the new generation of androgen receptor pathway inhibitors (ARPIs) such as enzalutamide.

●	Dysregulation of polycomb repressive complex 2 (PRC2) is common in PCa and is associated with poor prognosis and metastasis. The catalytic subunit of PRC2, enhancer of zeste homolog 2 (EZH2), promotes tumor suppressor gene silencing by methylating histone H3 on lysine 27 (H3K27me3) and directly activates AR gene expression. Another core PRC2 component, EED, is essential for the histone methyltransferase activity. Targeting EED has emerged as a promising strategy to inhibit PRC2 function.

●	This study aims to evaluate the antitumor activity and molecular mechanisms of APG-5918, a potent and selective EED inhibitor, alone or in combination with enzalutamide, in preclinical PCa models.

Summary:

●	APG-5918 demonstrated superior inhibitory effects on PCa cell proliferation in vitro. APG-5918 in combination with enzalutamide synergistically suppressed cell proliferation.

●	APG-5918 induced dose-dependent cell cycle arrest in LNCaP and C4-2B cells. Combining enzalutamide with APG-5918 deepened G0/G1 cell cycle arrest.

●	APG-5918 showed significant antitumor activity in human LNCaP and enzalutamide-resistant 22Rv1 xenograft models in castrated nude mice.

●	Mechanistically, APG-5918 downregulated key on-target PD markers (e.g., H3K27me3, EED, EZH2, SUZ12) and AR pathway proteins. APG-5918 also suppressed oncogenic driver ERG, DNA methylation factors (UHRF1, DNMT1), and antiapoptotic protein MCL-1, and reduced pRb, CDK4, cyclin B1 and cyclin D1—crucial mediators of cell cycle regulation. APG-5918 combined with enzalutamide further enhanced the downregulation of PRC2 components, AR pathway proteins, cell cycle regulators, oncogenic drivers, and DNA methylation factors.

●	Our findings support EED inhibition, alone or in combination with enzalutamide, as a promising therapeutic strategy for the treatment of patients with prostate cancer, which is being further evaluated in the ongoing Phase 1 clinical trial.

APG-2449, a novel focal adhesion kinase (FAK) inhibitor, enhances the antitumor activity of chemotherapy in preclinical models of small-cell lung cancer (SCLC) with activated FAK

●	Abstract#: 1679

●	Session: Drug Combination Strategies for Cancer Treatment

Introduction:

●	SCLC is a genetically heterogeneous disease with no standardized targeted therapy options. Despite the recent advancement of immune checkpoint inhibitors, improvements in overall survival have been modest, and platinum-based chemotherapy combined with topoisomerase inhibitors remains the standard of care in SCLC.

●	FAK, a nonreceptor tyrosine kinase, has been reported to regulate cellular proliferation, migration, invasion, and DNA-damage repair. Previous studies have shown that FAK is amplified and overexpressed in approximately 69% of SCLC tumors. Although non-small-cell lung cancer cells harboring FAK (splicing isoform of FAK that increases phosphorylation of FAK [pFAK]) are more sensitive to FAK inhibition than wild-type FAK (FAKWT), the expression and implications of FAK expression in SCLC remain unclear.

●	Given the role of FAK in cancer progression, we hypothesized that inhibition of FAK would augment the antitumor effects of chemotherapy in SCLC. The aim of this study was to evaluate the antitumor activity of investigational agent APG-2449, a novel FAK inhibitor, alone and in combination with chemotherapy in SCLC.

Summary:

●	Novel FAK inhibitor APG-2449 demonstrated synergistic antitumor effects when combined with first- and second-line chemotherapies in SCLC. APG-2449 combined with chemotherapy can enhance DNA damage and increase apoptosis in SCLC cells.

●	These encouraging findings support further clinical development of APG-2449 for the treatment of patients with SCLC.

Discovery of AS03157 as a highly potent and orally active antagonist of inhibitor of apoptosis proteins (IAPs)

●	Abstract#: 5651

●	Session: Novel Antitumor Agents 3

Introduction:

●	Overexpression of antiapoptotic proteins, such as cellular inhibitor of apoptosis protein 1 (cIAP1) and 2 (cIAP2) and X-linked IAP (XIAP), occurs in various hematologic and solid cancers, and is associated with drug resistance and a poor prognosis. IAP inhibitors bind to IAP proteins, displace and activate caspases, and induce degradation of cIAP1/2 and XIAP, thereby inhibiting pro-survival signaling and promoting apoptosis in cancer cells. Several small molecules targeting IAPs are being investigated clinically as monotherapy or in combination therapy in hematologic malignancy and solid tumors.

●	Investigational AS03157, a novel and structurally distinct IAP antagonist, was identified with enhanced specificity toward cIAP1 and XIAP.

●	Here, we characterized the pharmacologic profiles of AS03157 in vitro and in vivo.

Summary:

●	AS03157 bound to cIAP1 and XIAP with high affinity and efficiently targeted cIAP1 for degradation, thereby generating potent antiproliferative activities (with IC50 values below 30 nM) in tested cancer cell lines. AS03157 demonstrated a favorable druggability profile. AS03157 showed promising in vivo activity in preclinical cancer models and displayed an acceptable safety profile.

●	In summary, AS03157 appears to be a promising candidate for further clinical development.

* Olverembatinib, lisaftoclax, APG-2449, APG-5918 and AS03157 are all investigational drugs and have not been approved by the U.S. FDA.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53; and next-generation TKIs that target kinase mutants emergent during cancer treatment. Ascentage Pharma is also the only company in the world with active clinical programs targeting all known key apoptosis regulators.

Olverembatinib, one of the company’s lead assets, is already approved in China with all of its approved indications included into the China National Reimbursement Drug List (NRDL). Meanwhile, a New Drug Application (NDA) for another one of Ascentage Pharma’s key drug candidates, the novel Bcl-2 selective inhibitor lisaftoclax (APG-2575), has already been accepted and granted the Priority Review designation by the China CDE.

To date, Ascentage Pharma has obtained a total of 16 ODDs from the US FDA and 1 Orphan Designation from the EMA of the EU for 4 of the company’s investigational drug candidates. Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies such as Takeda, AstraZeneca, Merck, Pfizer and Innovent; and research and development relationships with leading research institutions such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan.

The company has built a talented team with a wealth of global experience in the discovery and development of innovative drugs and fully functional commercial manufacturing and Sales & Marketing teams. One pivotal aim of Ascentage Pharma is to continuously strengthen its R&D capabilities and accelerate its clinical development programs, in order to fulfil its mission of addressing unmet clinical needs in China and around the world for the benefit of more patients.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025 and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

(646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

(646) 866-4012